Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Administrative of Spark Networks SE:

We consent to the incorporation by reference in the registration statements (No. 333-224719 and 333-222277) on Forms S-8 of Spark Networks SE of our report dated March 31, 2021, with respect to the consolidated balance sheets of Spark Networks SE as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Spark Networks SE.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Berlin, Germany
March 31, 2021